SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549
                          ___________________

                              SCHEDULE 13G
                             (Rule 13d-102)

 (Date of Event Which Requires Filing of this Statement:  December 31, 1997)

 Check the appropriate box to designate the rule pursuant to which this
 Schedule is filed:

                      [X] Rule 13d-1(b)
                      [  ] Rule 13d-1(c)
                      [  ] Rule 13d-1(d)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED
              PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
               AMENDMENTS THERETO FILED PURSUANT TO 13d-2

                           (Amendment No. 1)*


                        SyQuest Technology, Inc.
                            (Name of Issuer)

                     Common Stock, $0.001 par value
                     (Title of Class of Securities)

                              871660 10 6
                             (Cusip Number)

 _______________

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




 CUSIP No. 871660 10 6             13G
 _______________________________________________________________________
      (1)  NAME OF REPORTING  PERSONS
           I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSONS (ENTITIES ONLY)
           Fletcher Asset Management, Inc.
 _______________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a) [  ]
                                                               (b) [x]
 _______________________________________________________________________
      (3)  SEC USE ONLY

 _______________________________________________________________________
      (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
 _______________________________________________________________________
      NUMBER OF        (5)  SOLE VOTING POWER
                            0
      SHARES           ________________________________________________

      BENEFICIALLY     (6)  SHARED VOTING POWER
                            5,000,000
      OWNED BY         ________________________________________________

      EACH             (7)  SOLE DISPOSITIVE POWER
                            0
      REPORTING        ________________________________________________

      PERSON WITH      (8)  SHARED DISPOSITIVE POWER
                            5,000,000
 _______________________________________________________________________
       (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                5,000,000
 _______________________________________________________________________
      (10) CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **                   [  ]
 _______________________________________________________________________
      (11) PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                7.0%
 _______________________________________________________________________
      (12) TYPE OF REPORTING PERSON **
                CO
 _______________________________________________________________________

                ** SEE INSTRUCTIONS BEFORE FILLING OUT!




 CUSIP No. 871660 10 6             13G
 _______________________________________________________________________
       (1)  NAME OF REPORTING  PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Alphonse Fletcher, Jr.
 _______________________________________________________________________
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a) [  ]
                                                               (b) [x]
 _______________________________________________________________________
      (3)  SEC USE ONLY

 _______________________________________________________________________
      (4)  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
 _______________________________________________________________________
      NUMBER OF        (5)  SOLE VOTING POWER
                            0
      SHARES           ________________________________________________

      BENEFICIALLY     (6)  SHARED VOTING POWER
                            5,000,000
      OWNED BY         ________________________________________________

      EACH             (7)  SOLE DISPOSITIVE POWER
                            0
      REPORTING        ________________________________________________

      PERSON WITH      (8)  SHARED DISPOSITIVE POWER
                            5,000,000
 _______________________________________________________________________
      (9)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                5,000,000
 _______________________________________________________________________
      (10) CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **                   [  ]
 _______________________________________________________________________
      (11) PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                7.0%
 _______________________________________________________________________
      (12) TYPE OF REPORTING PERSON **
                IN
 _______________________________________________________________________

                ** SEE INSTRUCTIONS BEFORE FILLING OUT!



 ITEM 1(a).     NAME OF ISSUER:     SyQuest Technology, Inc.

 ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                47071 Bayside Parkway, Fremont, California  94538

 ITEM 2(a).     NAME OF PERSON FILING:

                Fletcher Asset Management, Inc. and Alphonse Fletcher,
                Jr.

 ITEM 2(b).     ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

                767 Fifth Avenue, 48th Floor, New York, New York 10153

 ITEM 2(c).     CITIZENSHIP:

                Fletcher Asset Management, Inc. is a corporation organized under the laws of the State of Delaware. Alphonse Fletcher, Jr. is a citizen of the United
                States.

 ITEM 2(d). TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value

 ITEM 2(e).     CUSIP NUMBER: 871660 10 6

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

           (a) [ ] Broker or dealer registered under Section 15 of the Act

           (b) [ ]   Bank as defined in Section 3(a)(6) of the Act

           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

           (e) [x] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

           (f) [ ] Employee Benefit Plan or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

           (g) [ ] Parent Holding Company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G)

           (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act

           (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

           (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


 ITEM 4.   OWNERSHIP.

           (a)  Amount beneficially owned: 5,000,000

           (b)  Percent of class:

           7.0% (based on the 71,721,583 shares of Common Stock (the "Common Stock") of SyQuest Technology, Inc. (the "Company") reported to be outstanding as of December 10, 1997, as reflected in the Company's annual report on Form 10-K filed with the Securities and Exchange Commission by the Company for the fiscal year ended September 30, 1997 and the shares of Common Stock underlying convertible securities held by the Discretionary Account (as defined below) that are convertible within 60 days of December 31, 1997.)

           (c)  Number of shares as to which such person has:

                (i)    sole power to vote or to direct the vote
                       0
                (ii)   shared power to vote or to direct the vote
                       5,000,000
                (iii)  sole power to dispose or to direct the
                       disposition of
                       0
                (iv)   shared power to dispose or to direct the
                       disposition of
                       5,000,000

           The amount of Common Stock reported to be beneficially owned includes 5,000,000 shares of Common Stock issuable upon the exercise of a warrant issued by the Company. The warrant is exercisable within 60 days of December 31, 1997. The holdings reported reflect the amount of Common Stock that would have been held had the warrant been exercised on December 31, 1997.

           By virtue of Mr. Fletcher's position as President of Fletcher Asset Management, Inc., a Delaware corporation ("FAM"), Mr. Fletcher may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the 5,000,000 shares of Common Stock of the Company held by Fletcher International, Ltd., a discretionary account managed by FAM (the "Discretionary Account"), and, therefore, Mr. Fletcher may be deemed to be the beneficial owner of such Common Stock.

 ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

 ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
           PERSON.

           This Schedule l3G is filed by FAM, which is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, with respect to the 5,000,000 shares of Common Stock held at December 31, 1997 by the Discretionary Account managed by FAM. By reason of the provisions of Rule l3d-3 under the Act, FAM and Mr. Fletcher may each be deemed to own beneficially the shares of Common Stock owned by the Discretionary Account. The Discretionary Account has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock purchased for its account.

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

 ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

 ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

 ITEM 10.  CERTIFICATION.  (if filing pursuant to Rule 13d-1(b))

           By signing below Fletcher Asset Management, Inc. and Alphonse Fletcher, Jr. certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                               SIGNATURE

           After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct

                                   February 17, 1998


                                   /s/ ALPHONSE FLETCHER, JR.
                                   ------------------------------------
                                   Alphonse Fletcher, Jr., as President
                                   of Fletcher Asset Management, Inc.



                                   /s/ ALPHONSE FLETCHER, JR.
                                   ------------------------------------
                                   Alphonse Fletcher, Jr.